UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           FORM U-3A-2

                         File No. 69-242

    Statement by Holding Company Claiming Exemption Under Rule
     U-3A-2 from the Provisions of the Public Utility Holding
                  Company Act of 1935 (the Act)


              To Be Filed Annually Prior to March 1


                       ENERGEN CORPORATION
                        (Name of company)


hereby files with the Securities and Exchange Commission (the
Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company Act of 1935, and submits the following information:

     1. The claimant Energen Corporation, an Alabama corporation, is a holding company with the following seven subsidiaries, each of which is also an Alabama corporation:

     a. Alabama Gas Corporation, a natural gas distribution company;

     b. American Heat Tech, Inc., which has an investment in a company which is in the business of developing and marketing high temperature combustion products;

     c. Basin Pipeline Corp., which is in the business of gathering and transporting natural gas and coalbed methane;

     d. EGN Services, Inc., which is a wholesale distributor of gas appliances;

     e. Midtown NGV, Inc., which is in the business of marketing natural gas as a vehicle fuel and is a subsidiary of Alabama Gas Corporation;

     f. Taurus Exploration, Inc., an oil and gas exploration and production company;

     g. Taurus Exploration U.S.A., Inc., an oil and gas exploration and production company and a subsidiary of Taurus Exploration, Inc.; and

     Three former subsidiaries, Graves Well Drilling Company,
Inc., Taurus Exploration U.K. Limited, and W & J Propane Gas,
Inc., were dissolved during fiscal 1997 and the first quarter of fiscal 1998.

     The business address of the Claimant and each of its subsidiaries is:

                     2101 Sixth Avenue North
                    Birmingham, Alabama 35203

     2. Alabama Gas Corporation, one of the Claimant's subsidiaries, is a "gas utility company" under the provisions of
Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Alabama Gas Corporation consist primarily of gas distribution systems serving communities in central and northwest Alabama. Alabama Gas Corporation also owns facilities for the liquefaction, storage, and revaporization of liquid natural gas; warehouses; office buildings; and other miscellaneous equipment and property. The Federal Power Commission (now Federal Energy Regulatory Commission), by order issued September 21, 1954 in Docket No. G-2575, has declared Alabama Gas Corporation to be exempt from the provisions of the Natural Gas Act, 15 U.S.C. 717 (c). Neither Claimant nor any of its subsidiaries other than Alabama Gas Corporation is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

     3. The following is information for the last fiscal year with respect to Claimant and its subsidiary public utility company, Alabama Gas Corporation:

          a. Mcf of natural or manufactured gas distributed at retail: 40,911,000 Mcf

          b. Mcf of natural or manufactured gas transported on behalf of end users: 65,622,000 Mcf

          c. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

          d. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line: None

          e. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 40,870,000 Mcf

     4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last fiscal year ended September 30, 1997, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year is attached hereto as Exhibit A and made a part hereof. An EDGAR Financial Data Schedule is attached hereto as Exhibit B. Exhibit C with respect to an EWG or foreign utility company is not applicable to Claimant.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 20th day of February, 1998.

                                   ENERGEN CORPORATION
                                   (Name of Claimant)


                               By   /s/ Wm. Michael Warren, Jr.
                                        Wm. Michael Warren, Jr.
                                        Its Chairman of the Board
CORPORATE SEAL

ATTEST:

By   /s/ J. David Woodruff, Jr.
     J. David Woodruff, Jr.
     Its Assistant Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

J. David Woodruff, Jr.,
Assistant Secretary
2101 Sixth Avenue North
Birmingham, Alabama  35203

             Exhibit A
ENERGEN CORP.
Consolidating Statement of Income
Year Ended September 30, 1997
Unaudited
(in thousands of dollars)

          Energen                Alabama           Basin  W & J   EGN   American
       Consolidated Elims Parent* Gas** Taurus*** Pipeline Prop Service  Heatech
Operating Revenues
Natural gas
 distribution $362,984    --   --  $362,984     --      --     --  --   --
Oil & gas
 production     86,130    --   --        --   $86,130   --     --  --   --
Other            1,439    --   --        --        --  $1,439  --  --   --
Intercompany
  eliminations  (2,323)($2,323)--        --        --     --   --  --   --
------------------------------------------------------------------------------
    Total operating
     revenues  448,230  (2,323) --  362,984    86,130   1,439  --  --     --
-------------------------------------------------------------------------------
Operating Expenses
Cost of gas    175,514 ($2,323) --  $177,837       --      --   --  --    --
Operations     116,886      -- $1,510 $85,119   $29,380   $861  --   --    $16
Maintenance     11,112      --     -- $11,088        --    $24  --   --     --
Depreciation, depletion
 & amortization 59,688      --     -- $23,487   $35,879   $322  --   --     --
Taxes, other than
  income taxes  33,044      --     -- $26,661    $6,336    $44  --   --     $3
-------------------------------------------------------------------------------
   Total operating
     expenses   396,244 (2,323) 1,510 324,192    71,595   1,251 --   --     19
--------------------------------------------------------------------------------
   Operating
    income       51,986     -- (1,510) 38,792    14,535     188 --   --    (19)
-------------------------------------------------------------------------------
Other Income and
  (Expense)
Interest expense(22,906)  $631  ($29)($10,809) ($12,603)  ($102) --   --   $6
Dividends on
  preferred stock of
  subsidiaries      --      --    --       --        --      -- --     --    --
Allowance for
  funds used during
  construction     492      --    --      $492       --      -- --     --   --
Other,net        2,522   ($631) $877      $216     $721     $7 $157  $593  $582
--------------------------------------------------------------------------------
   Total other income
    (expense) (19,892)     --    848   (10,101)  (11,882)  (95) 157   593   588
--------------------------------------------------------------------------------
Income Before
 Income Taxes  32,094      --   (662)   28,691     2,653    93  157   593   569
Income taxes    3,097      --  ($200)  $10,117  ($7,371)   $30  $59  $219  $243
--------------------------------------------------------------------------------
Net Income    $28,997      --  ($462)  $18,574  $10,024    $63  $98  $374 $326
--------------------------------------------------------------------------------
Retained Earnings @ Beginning of Period
          $98,658 ($128,946) $98,658 $95,044  $33,146  $86 $1,495$1,104($1,929)
Less Common Stock
 Dividends ($15,299)  6,720  (15,299) (6,720)
Net Income
 From Sub.       -- (29,459)  29,459
Dividend To/From
 Parent Company  --            1,593     --       --       (1,593)   --     --
--------------------------------------------------------------------------------
Retained Earnings @ End of
 Period   $112,356 ($151,685) $113,949 $106,898 $43,170 $149  -- $1,478 ($1,603)

==============================================================================
*   Includes revenues and assets of Graves Well Drilling Co. Inc. which are de minimis in amount
**  Includes transactions and balances of its subsidiary Midtown NGV
*** Includes transactions and balances of its subsidiaries Taurus U.K. and
    Taurus USA

      Exhibit A

ENERGEN CORP.
Consolidating Balance Sheet
September 30, 1997
Unaudited
(in thousands of dollars)

     Energen                  Alabama             Basin   W & J  EGN  America
  Consolidated  Elims Parent *  Gas **  Taurus***PipelinePropaneServiceHeattec
Property Plant
  and Equipment
Utility Plant 583,630    --     --  $583,630      --      --    --     --    --
Less: A/D     287,749    --     --  $287,749      --      --    --     --    --
--------------------------------------------------------------------------------
   Utility
    property  295,881    --     --   295,881      --      --    --     --    --
--------------------------------------------------------------------------------
Oil and gas properties
              454,210    --     --        --  $454,210    --    --     --    --
Less: A/D      87,554    --     --        --   $87,554    --    --     --    --
--------------------------------------------------------------------------------
Oil & gas properties, net
              366,656    --     --        --   366,656    --    --     --    --
--------------------------------------------------------------------------------
Other
 property net   4,466    --     --      $347    $2,641  $1,380  --   $98     --
--------------------------------------------------------------------------------
    Property plant and equipment
              667,003    --     --   296,228   369,297   1,380  --    98     --
--------------------------------------------------------------------------------
Current Assets
Cash            6,766    --  $3,681   $2,580       $40      $5  --   $403   $57
Temporary cash
 investments   98,636    --  $98,636      --        --      --  --    --     --
Accounts
 receivable    73,861 ($100,977) $100,157 $39,541 $33,808 $346   --  $971  $15
   Allowance   (3,185)       --       --  ($3,156)     --   --   --  ($29)   --
Inventories   36,278        --       --   $34,388   $397   --   -- $1,493    --
Deferred
 gas cost      2,512        --       --    $2,512     --   --   --     --    --
Prepayments and other
              19,859        --       --    $6,696 $13,176 $20   --  ($33)    --
Deferred taxes 7,438      $666       --    $5,675  $1,031 $66   --    --     --
--------------------------------------------------------------------------------
   Total current assets
             242,165 (100,311)  202,474    88,236  48,452  437  --  2,805    72
--------------------------------------------------------------------------------
Other assets
Notes
 receivable    1,011       --        --        --   1,011   --  --    --   --
Deferred charges
  and other    9,618  (16,446)      565     5,917  18,267 1,314 --    --    1
--------------------------------------------------------------------------------
   Total other assets
              10,629  (16,446)      565     5,917  19,278 1,314 --    --    1
--------------------------------------------------------------------------------
Total Assets
            $919,797 ($116,757) $203,039 $390,381 $437,027 $3,131 -- $2,903 $73

===============================================================================
*   Includes revenues and assets of Graves Well Drilling Co. Inc. which are de minimis in amount
**  Includes transactions and balances of its subsidiary Midtown NGV
*** Includes transactions and balances of its subsidiaries Taurus U.K. and
    Taurus USA

  Exhibit A

ENERGEN CORP.
Consolidating Balance Sheet
September 30, 1997
Unaudited
(in thousands of dollars)

       Energen                  Alabama           Basin   W & J  EGN  American
    Consolidated  Elims  Parent * Gas **Taurus***PipelinePropaneServiceHeattec
Capitalization
Common stockholders' equity
  Common stock  $144   ($24)    $144     $20     $1      $1    --     $1    $1
  Treasury Stock  --     --       --      --     --      --    --     --    --
  Premium on capital stock
            $185,841 (154,869) 219,719  6,682 111,756   648    --     --  1,905
  Capital surplus
              $2,802  (25,000)      -- 27,802      --    --    --     --     --
  Retained earnings
            $112,356 (119,013)  81,280 106,894 43,171   149    -- 1,478 (1,603)
--------------------------------------------------------------------------------
    Total common stockholders' equity
             301,143 (298,906) 301,143 141,398 154,928  798    -- 1,479    303

Minority preferred stock
                 --
Long-term debt
            279,602       --       --  125,000 154,602   --    --    --    --
--------------------------------------------------------------------------------
    Total capitalization
            580,745  (298,906) 301,143  266,398 309,530  798    -- 1,479    303
--------------------------------------------------------------------------------
Current Liabilities
  LTD due in one year
             1,855        --       --       --   1,855   --    --    --    --
  Notes payable to banks
           202,000        --   191,000   11,000     --   --    --     --    --
  Accounts payable
            49,196  (100,977)       --   33,907 112,659 2,210  --  1,392    5
  Accrued taxes
            18,300        --       148   16,745   1,328    --  --     16   63
  Customers' deposits
            16,399        --        --   16,399      --    --  --     --   --
  Supplier refund
                --        --        --       --      --    --  --     --   --
  Other amounts due
   customers  7,347       --        --     7,347     --    --   --    --   --
  Accrued wages and
   benefits  13,719       --     9,055     3,879    773   (33)  --    45   --
  Other      21,935       --       946    10,481  10,423   81   --    --    4
--------------------------------------------------------------------------------
    Total current liabilities
            330,751 (100,977)  201,149    99,758  127,038 2,258 --  1,453   72
--------------------------------------------------------------------------------
Deferred Credits and Other
  Deferred income  --  (16,446)   (27)    16,739      --     -- --      9 (275)
  Deferred investment
   tax credits  3,130      --      --     3,130       --     -- --     --   --
  Customer advances for construction and other
                5,171      --     281     4,356      459     75 --     --   --
--------------------------------------------------------------------------------
      Total Deferred Credits and Other
                8,301  (16,446)   254    24,225      459     75 --      9 (275)
--------------------------------------------------------------------------------
Total Capital and Liabilities
       $919,797 ($416,329) $502,546  $390,381  $437,027  $3,131 -- $2,941  $100

==============================================================================
*     Includes revenues and assets of Graves Well Drilling Co. Inc. which are de minimis in amount
**    Includes transactions and balances of its subsidiary Midtown NGV
***   Includes transactions and balances of its subsidiaries Taurus U.K. and
      Taurus USA